Notice of Exempt Solicitation

Pursuant to Rule 14a-103 | February 12, 2025

Name of Registrant: Deere & Company

Name of person relying on exemption: Bowyer Research

Address of person relying on exemption: P.O. Box 120, McKeesport, PA 15135

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Deere & Company (DE)

Combating Corporate Anti-Religious Animus: Vote YES on Proposal 8

Contact: Gerald Bowyer | jerrybowyer@bowyerresearch.com

      Resolution

Bowyer Research urges John Deere shareholders to vote YES on Proposal 8, “Report on Charitable Giving.”

      Background

In July 2024, Deere and Co. announced1 the walkback of many of its initiatives that staked out political and social positions for the Company, initiatives that threatened to dilute the company’s business purpose and compromise its fiduciary commitments. In that announcement, Deere

1 https://x.com/JohnDeere/status/1813318977650847944

asserted that “a diverse workforce enables us to meet our customers’ needs and because of that we will continue to track and advance the diversity of our organization.”

This walkback was a step in the right direction for Deere and Co. By publicly signaling a renewed focus on fiduciary duty and business advancement and a lessened focus on political activism and social statements, the company is taking the difficult but necessary and praiseworthy step to resist the demands of activists and remain true to its responsibilities to its true owners: the shareholders. Yet, shareholders who invest in Deere for purposes of return require (and deserve) more than mere signaling. For this renewed commitment to be meaningful, Deere needs to take the commensurate actions to root out political/social biases and orient its corporate policies towards true political neutrality: an environment in which all Deere employees, regardless of political alignment or personal beliefs, can feel appropriately supported and affirmed in the workplace.

      Double Standards In Charity Gift Matching

Of particular note towards this end is Deere’s approach to charity gift matching. As per documents2 obtained outlining John Deere’s charity matching policies, the Company does not match donations to “seminaries, schools of theology, Bible schools or other schools whose primary purpose is to prepare students for ministry, religious education or mission work,” along with “religious organizations working only for sectarian purposes.” Deere’s policies, however, also expressly exclude matching for “organizations that discriminate against individuals based on… religious beliefs” among other protected categories such as race and gender. Deere’s guidelines indicate that organizations engaged in religious discrimination are outside the purview of what the Company is willing to support via charity matching—yet its charity exclusions expressly exclude many religious organizations simply by virtue of their faith-based viewpoint.

This double standard is particularly absurd given Deere’s existing charitable partnerships. The John Deere Foundation prominently notes3 its “signature” partnership with KickStart, a nonprofit that partners4 with multiple faith-based humanitarian organizations including Dorcas Relief, World

2 https://forms.matchinggifts.com/Deere.pdf

3 https://forms.matchinggifts.com/Deere.pdf

4 https://kickstart.org/our-impact/partnerships/

Vision, and its subsidiary Vision Fund International. Bizarrely, under John Deere charity matching guidelines, an employee can ostensibly have a donation matched to a Kickstart partner such as World Vision that explicitly partners with local churches in Africa to forward its missional goals, but cannot have donations matched directly to said local churches. This double standard places John Deere in the position of being willing to match employee donations to secular institutions that serve a humanitarian purpose but unwilling to match employee donations to religious institutions that similarly serve a humanitarian purpose—except indirectly through the Company’s “signature” charity partner.

      Anti-Religious Animus in Deere Policies

John Deere’s ability to support religious employees to the same extent that it supports its nonreligious employees is in question. Offering further evidence, the Company reportedly stonewalled5 efforts from employees of faith to form an employee resource group for religious employees (ERG), indicating further hostility in its approach to religious employees. This hostility is hardly limited to Deere: as per a recent Ipsos survey6 commissioned by religious liberty litigator Alliance Defending Freedom, Christian employees self-censor over fears of corporate ramifications and, consequently, want greater corporate protections. Large majorities report that respectfully expressing their religious/political viewpoints would be likely/somewhat likely to carry negative consequences, and two-thirds (66%) say that their company’s commitment to diversity should include respect for diverse religious beliefs outside the workplace. This problem extends beyond current employees to recruitment and retention questions—almost half (42%) of Christian jobseekers say they’re much less likely to apply to a company with a work culture hostile to their religious beliefs.

      Rebuttal to the Board’s Statement of Opposition

Carrying on this theme of hostility, John Deere’s statement of opposition7 (SOP) in reference to this proposal not only ignores the central nature of the criticism regarding its charity matching policies, but mischaracterizes the proposal so blatantly as to question whether the Board even understands the nature of the proposal it’s arguing against. Firstly, Deere ignores the question of

5 https://x.com/robbystarbuck/status/1816915802844537206

6https://adflegal.org/press-release/survey-3-5-american-workers-fear-sharing-religious-political-views-workplace

7https://s22.q4cdn.com/253594569/files/doc_financials/2024/ar/2025-Deere-Company-Proxy-Statement-Web.pdf

double standards in regards to certain types of religious organizations. “The [John Deere] Foundation’s commitment to giving back is centered around three strategic pillars: supporting farmers, families, and youth in striving to end hunger, alleviate poverty, and ensure quality education in our home communities,” the Board’s statement reads. At no point does Deere mention that its three strategic pillars are accomplished in partnerships that operate on the same religious position that John Deere uses to screen out otherwise eligible nonprofits for charity matches via its Foundation. Secondly, the Board’s SOP asserts (baselessly) that the Proposal “would require [John Deere] to dedicate valuable financial and human resources in service of advancing the political and social views of the proponent.” This dishonest framing implies that the proposal is a covert attempt to advance a political agenda via the shareholder proposal process. Yet this implication is disprovable from the plain wording of the Proposal, which is merely a request for a risk report. John Deere’s inability to distinguish between the basic categories of policy risk analysis and requests for political activism is a truly abysmal low argumentation, and only further discredits the company’s opposition to this Proposal.

      Conclusion

If Deere employees cannot enjoy the same freedom of philanthropy as their secular colleagues, and are ignored when they seek to form voluntary workplace groups based around shared values in the way that other employees form said groups on the basis of shared characteristics, John Deere cannot truly claim to be supporting a diverse workplace. Being viewpoint neutral and focused on business growth means addressing loopholes that allow for corporate discrimination based on viewpoint, both political and religious, particularly as charitable matching is concerned. Such loopholes are what has exposed the Company to reputational risk in the recent past — remedying these anti-discrimination concerns is a vital step in putting the Company back on track to perform at its best for customers, employees, and shareholders alike. In the name of such remedies, we urge a vote in favor of Proposal No. 8.

      Disclosures/Media

The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by the filers.

The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report. Bowyer Research is not able to vote your proxies, nor does this communication contemplate such an event. Proxy cards will not be accepted by us. Please do not send your proxy to us. To vote your proxy, please follow the instructions on your proxy card.

For questions, please contact Gerald Bowyer, president of Bowyer Research, via email at jerrybowyer@bowyerresearch.com.